07022269

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2nd April 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 4 2007
WASH, D.C. 199

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

March 1st, 5th, 8th, 16th, 21st, 22nd, 23rd, 23rd, 28th, 30th, 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

pp **Sarah Anderson**
Deputy Company Secretary

Encs.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 March 2007 17:44
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1545S
William Hill PLC
01 March 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barlcays Bank PLC

Barclays Bank Trust Company Ltd

Barclays Capital Inc

Barclays Capital Securities Ltd

Barclays Global Investors Canada Ltd

Barclays Global Investors Japan Ltd

Barclays Global Investors Japan Trust & Banking

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

26 February 2007

11. Date company informed

1 March 2007

12. Total holding following this notification

13,921,372

13. Total percentage holding of issued class following this notification

3.94%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

1 March 2007

END
HOLZGGGFKMFGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 March 2007 09:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Final Results - correction

RNS Number:3009S
William Hill PLC
05 March 2007

Monday, 5th March 2007

The following amendment has been made to 2837s issued today at 0700GMT:

'William Hill PLC (the 'Group') today announces its results for the 52 weeks ended 26 December 2006 ('the period').'

Please find the amended release below.

WILLIAM HILL PLC

ANNOUNCEMENT OF PRELIMINARY RESULTS

William Hill PLC (the 'Group') today announces its results for the 52 weeks ended 26 December 2006 ('the period').

Highlights include the following:

* Gross win up 15% to £931.3m (2005: £807.7m)
* Profit on ordinary activities before finance charges and exceptional items up 19% at £292.2m (2005: £245.0m)
* Cash generated from operations before tax and interest up 30% to £313.9m (2005: £242.0m) which represents 107% of operating profit
* Basic earnings per share (EPS) pre exceptionals up 24% to 45.5 pence (2005: 36.6 pence)
* Proposed final dividend up 19% to 14.5 pence per share (2005: 12.2 pence per share) payable on 5 June 2007 to shareholders on the register on 27 April 2007
* The Group has purchased 43.3m shares for £257.0m via on-market share buy-backs between July 2005 and December 2006
* Plans well developed to exploit opportunities in Spain and Italy in conjunction with our partners, Codere
* In the nine weeks to 27 February 2007, the Group's gross win has increased by 11%. At this early stage of the year, the Board remains comfortable with consensus expectations

Commenting on the results, Charles Scott, Chairman, said:

'The Group has seen strong profit growth in the period, with the Group realising the full-year benefits of the Stanley Retail acquisition and benefiting from good organic growth throughout the rest of the business. Profit before finance charges and exceptional items was 19% higher than last year and earnings per share excluding exceptional items increased by 24%.

We remain confident of the Group's future prospects and are committed to delivering value to shareholders. The Board has resolved to increase the final dividend by 19% to 14.5 pence per share.'

David Harding, Chief Executive, added:

'I am delighted with the performance of the Group, particularly the Retail business, which has prospered this year following the successful integration of Stanley Retail and the completion of the roll-out of EPOS'.

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910

Simon Lane, Group Finance Director Tel: 0208 918 3910

James Bradley, Deborah Spencer, Brunswick Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling +44 (0) 1452 541 076. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 1161115£.

The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

2006 has seen the Group's strategy of generating organic growth, exploiting new platforms and executing value-enhancing acquisitions continue to deliver long-term value for shareholders. The Group produced a strong profit performance in the period, fully leveraging the benefits of the Stanley Retail acquisition, which was completed in June 2005. The year has also seen a strong performance from FOBTs and the impact of the World Cup, both of which have boosted year-on-year gross win growth while operating expenses continue to be kept under tight control. Consequently, profit on ordinary activities before net finance costs, taxation and exceptional items was up 19% to £292.2m (2005: £245.0m) and earnings per share were 45.5p, a rise of 24% (after adjusting for last year's exceptional items) compared to 2005.

In recognition of these excellent results, the Board is recommending a final dividend of 14.5 pence per share, taking the full year dividend to 21.75 pence, an increase of 19% on last year.

Retail channel

The Retail channel's gross win grew by 18% to £736.0m (6% excluding Stanley Retail) and pre-exceptional profit increased by 24% to £225.9m (9% excluding Stanley Retail).

Within the original William Hill estate (excluding Stanley Retail), total gross win increased by 6% year-on-year. In this part of the estate, gross win from over the counter (OTC) was flat while FOBT/AWP gross win was up 18%.

LBOs in the Stanley Retail estate performed better year-on-year than those in the original William Hill estate with gross win growing by 7% for the full year and second half gross win growth of 10% achieved. For the year as a whole, FOBT gross win grew by 18% and OTC gross win increased by 4%.

The average number of FOBTs in the original William Hill estate increased to 6,034 (FY 2005: 5,892) in the period and in the Stanley Retail estate the average number of FOBTs was 1,567 compared to 1,539 in the second half of last year. The average net profit per machine per week in the William Hill estate was £494 (FY 2005: £402) and in the Stanley Retail estate was £346 (second half of 2005: £287). The improved profitability in both estates was due to a combination of greater gross win per machine and better contractual terms with our main FOBT supplier Leisure Link, which were effective from May 2005. However, the imposition of Amusement Machine Licence Duty in August 2006 has adversely affected average weekly profitability of each terminal by £38.

The average number of AWPs traded in the period fell to 303 in 2006 (FY 2005: 353) within the William Hill estate. In the Stanley Retail estate, the average number traded also fell from 386 AWPs in the second half of last year to 314 in 2006.

Non-exceptional costs in the channel were up 16% (5% excluding Stanley Retail). Excluding Stanley Retail, there were minimal increases in staff costs due to reduced overtime and premium payments under the new LBO staff employment contracts and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively profit-share based, and AWP rentals fell due to the reduction in the number of machines in the estate. Savings were also made due to a higher portion of VAT expense being recoverable following the change in tax regime for FOBTs. These savings were offset by increased provisions for staff bonuses; increases in rent and rates due to increased LBO numbers and rent reviews; higher energy costs reflecting general market conditions; and depreciation and maintenance charges as a result of introducing new text and EPOS systems. There were no exceptional costs in the current year. The prior period exceptional costs related to the integration of the Stanley Retail acquisition.

We completed 233 development and LBO refurbishment projects in 2006 including 50 new licences, 70 extensions and resites and 113 LBO fittings. Overall, we spent £40.1m on estate development in 2006.

At 26 December 2006, we had 2,165 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 48 in the Republic of Ireland; a total of 2,224.

2006 has seen the introduction of the capability to take a wider range of Tote Direct bets across the estate, which has been favourably received by our customers. We also completed the rollout of our new text system and an EPOS system throughout the Stanley Retail estate during the period and in consequence the entire estate has been running on identical systems since the end of March.

Telephone channel

Telephone gross win grew by 8% to £57.5m and operating profit increased by 28% to £16.7m.

The channel benefited from the World Cup and increased football betting in general as well as more normal horseracing results. In addition there was some favourable high roller activity especially in the second half of the year.

Costs in the channel were up 5% principally due to higher marketing spend focused around the World Cup.

We ended the year with 160,000 active telephone customers (27 December 2005: 174,000).

Interactive channel

Interactive gross win increased 6% to £130.5m and operating profit showed a small increase to £61.5m.

Growth in Interactive sportsbook gross win was modest in the period when compared to our expectations at the beginning of the year. Since we launched our Interactive channel in 1999, we have fully exploited our legacy bookmaking and client management systems but it has become increasingly clear that the Interactive sportsbook is being impacted by the relative inflexibility of our current technology configuration. Our NextGen technology programme is designed to rectify these issues and deliver systems clearly superior to anything currently available to our major competitors. By the end of 2007, this programme is expected to deliver a number of enhancements and give us a flexible platform to more easily introduce better products going forward. We anticipate that these changes will be undertaken alongside the technical changes required by the Gambling Commission, which are yet to be finalised.

Despite the limitations of our current systems, we continued to increase our range of in-running betting opportunities on our sportsbook and we launched 10 new arcade games during the period that expanded our offering to 20 games.

Poker and Casino has also had a challenging second half after an encouraging start to the year. These products have been affected by strong competition particularly following the withdrawal of many operators from the US market in September 2006, which has impacted poker site liquidity in general and made the competition for European customers more intense. We continue to have confidence

in the long-term prospects of these products and in December 2006, we extended our contract with our poker and casino software partner, Cryptologic. As part of the new contract, Cryptologic have made a significant commitment in respect of game and other product development.

In October 2006, we decided to close our Interactive TV channel (WHTV) following a review of its operations and the conclusion of a trial broadcast of its content into our LBOs. Whilst we have exited this particular arrangement, we remain committed to the strategy of supplying customers with a means to place bets on an interactive TV platform and of supplying tailored content to our own

LBOs, once we have identified a profitable and cost effective means of doing so.

In January 2007, we launched internet skill gaming in partnership with GameAccount, the world's largest integrated network of skill-based games. Accessible through a tab on William Hill's homepage, the fully integrated browser based skill games available on the site include multiplayer blackjack, gin rummy and backgammon. We also launched an interactive bingo game in partnership with Virtue Fusion in January. Early indications of trading from both these ventures are encouraging.

Total active accounts increased to 405,000 as at 26 December 2006 (27 December 2005: 341,000).

Costs in the channel increased 10% mainly due to higher marketing spend, higher technology charges and closure costs of WHTV.

Operating expenses

Expenses (net of operating income) for the Group were £445.3m, an increase of 15% (6% excluding Stanley Retail).

Excluding Stanley Retail, staff costs (which represented roughly half of our total costs) increased 7% in 2006, mainly reflecting provisions for profit based incentive schemes. Excluding these provisions from this period and the comparative period, staff costs have risen by 2% reflecting a 3% general pay award and an increase in the number of LBOs now trading, partly offset by an improvement in productivity driven by the rollout of EPOS. Property costs, which represented 17% of our total costs, were up 12% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and an increase in the number of LBOs.

Depreciation costs increased 38% with the full year effects of the rollout of EPOS and text systems along with the supporting technology, although this was partly offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 7% over the comparable period due to the increased size of the estate and price increases. Advertising and marketing costs were up 22% over the comparable period reflecting World Cup and other more general web-based advertising and promotions.

Stanley acquisition

The integration of the Stanley Retail estate was completed by the end of March 2006 in accordance with the plans we drew up in 2005. Key tasks achieved in 2006 were the completion of the re-branding of the LBOs, installation throughout the Stanley Retail estate of the same version of EPOS and audio-visual text systems already deployed in the William Hill estate and the closure of the Stanley Retail head office. The Stanley Retail estate has delivered strong gross win growth in 2006, particularly in the second half with gross win growth of 10% achieved year-on-year. We remain confident that the acquisition will deliver the synergies and other benefits of up to £20m we anticipated at the end of 2005, which compares favourably with the original estimated synergies at the time of the acquisition of £13m.

Regulatory development

The Gambling Commission has now been established and the Commission and DCMS are in the process of developing the regulations, conditions, standards and guidance under the Gambling Act 2005 and the Commission will take over its duty to promote the licensing objectives under the Act with effect from 1 September 2007.

The Group is preparing for the implementation of these detailed requirements. We have been heavily involved in dialogue with the Commission both by ourselves and via our trade associations, with a view to ensuring that appropriate and proportionate regulations are implemented. However, we remain concerned that certain requirements have yet to be finalised, while the technical standards for the remote businesses have recently been published for consultation with finalised documentation not expected to be available until June. We are concerned that insufficient time is being given to the industry to enable full compliance with these technical standards from the beginning of September. We will continue to hold discussions with the Commission to press for this and other issues to be resolved in a practical way.

We also look forward to the proposed deregulation that the Gambling Act enables, such as extended betting shop opening hours and the installation of higher payout gaming machines, both of which will be permitted from 1 September 2007.

Cost of content

On 14 December 2006, the Government announced that it had decided to retain the Horserace Betting Levy Board and the associated horserace betting levy scheme. This follows the publication of the findings of a report compiled by an independent committee under the chairmanship of Lord Donoghue. This committee was established to investigate whether there was any alternative commercial arrangements that could replace the current levy scheme but concluded that, currently, there was not a secure and alternative funding mechanism for horseracing. At the same time, the Government announced its intention to modernise the existing levy mechanism by reducing as many of the administrative burdens as possible. We welcome the Government's intentions to modernise the scheme and we remain committed to providing a fair and equitable financial contribution supporting the UK horseracing industry.

SIS, a company partly owned by the Group is currently the sole provider of UK horse racing pictures and data content to bookmakers. SIS (via the betting industry) has contracts, which expire at the end of 2007 with a number of UK racecourses to broadcast pictures and data to LBOs. Recently a proposed joint venture between Alphameric and Racing UK has claimed to have secured exclusive transmission rights from up to 30 UK racecourses from the beginning of 2008. This would mean that SIS would not be able to transmit pictures from these 30 tracks (except when they are generally available via terrestrial coverage) once its current contracts expire. If this happens, we will have to decide whether to have two different sources of pictures from the beginning of 2008 if we want to maintain coverage of these horse tracks within our LBOs. This could imply an extra cost for us but also an inferior service for customers, as the co-ordination of the timing and broadcasting of events achieved by SIS would not be possible with two different transmission sources. In the event that we decide to take the service offered by the proposed joint venture, we plan to seek an appropriate reduction in the level of our current funding of the UK horseracing industry via the levy scheme.

International activities

In July 2006, the Group signed a non-binding memorandum of understanding with the Spanish gaming group Codere. Codere is a company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy, Central and South America.

The parties plan to create a joint venture to develop a sports betting business in Spain. Spain is one of the largest gambling markets in Europe and the region of Madrid has recently published (and several of Spain's regions are now developing) legislation to regulate sports betting, allowing the establishment of land-based businesses. The parties are planning to apply jointly for a licence in Madrid shortly and intend to apply in other regions in Spain if regulations are passed which make such applications attractive.

The Group has established a joint venture company with Codere relating to the Italian gambling sector. Following a tendering process in 2006, the Group and Codere were jointly awarded concessions to exploit licences issued as part of the tender process launched in August 2006 by the Italian regulatory authority. The award comprises 20 concessions to operate horseracing betting shops, 7

concessions to operate sports betting shops and 28 concessions relating to sports betting points. Remote licences relating to horseracing and sports betting were also applied for and granted. In addition to activating these units the proposed joint venture intends to evaluate other opportunities for growth in the Italian market.

Dividends and capital structure

The Company is proposing to pay a final dividend of 14.5 pence per share (2005: 12.2 pence per share) on 5 June 2007 to shareholders on the register on 27 April 2007. The 19% increase in the proposed final dividend reflects the strong performance achieved in 2006 and our confidence about the Group's future prospects.

Following the acquisition of Stanley Retail in June 2005, the Board considered the optimal capital structure and financing arrangements for William Hill. In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. A new five-year bank facility of £250m was arranged in June 2006 to underpin this objective and the Board announced with its interim results that they were increasing the total buy-back programme from the previously announced target of £200m - £300m, to circa £320m - £400m by the end of 2007. By the end of December 2006, the Group net debt to EBITDA ratio was 3.3 and £257.0m had been returned by means of on-market share buy-backs.

As we are now close to our target leverage and as we have current investment commitments, both internationally through our joint ventures with Codere and domestically in respect of some retail bolt-on acquisitions, we currently estimate that the pace of our rolling share buyback programme in 2007 is likely to slow. We remain committed to returning surplus capital to shareholders and our buyback programme will be kept under regular review.

Adoption of International Financial Reporting Standards (IFRS)

The Group has prepared its financial statements for the 52 week period ended 26 December 2006 using accounting policies consistent with IFRS.

The main impacts of the IFRS adoption are set out in note 11 of these preliminary financial statements. As previously indicated, the impact on Group profitability is negligible and the adjustment to the balance sheet reflects primarily timing differences on the recognition of dividends and the presentation of goodwill, intangible assets and deferred tax balances.

In addition to these differences, there is a further presentational issue

related to IFRS that impacts the financial information. Sportsbook bets have many of the characteristics of a derivative transaction as defined by IAS 39 'Financial Instruments: Recognition and Measurement' and consequently the Group has accounted for them under the provisions of that accounting standard. The main effect of this is that the amount recognised as revenue/turnover is now the profit and loss of trading those sportsbook bets rather than the amount originally staked. This is quite close to the gross win as previously disclosed by the Group except for a difference in respect of the treatment of VAT levied on FOBTs and AWPs. To prevent distortions in the year-on-year growth rates achieved by the Group, we have continued to disclose gross win in the above commentary as previously defined.

The following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	52 weeks to 26 Dec 2006 £m	52 weeks to 27 Dec 2005 £m
Gross win	931.3	807.7
VAT on AWPs and FOBTs	(37.1)	(2.4)
Revenue	894.2	805.3

Current trading

In the nine weeks to 27 February 2007, the Group's gross win has increased by 11% and costs remain under control. At this early stage of the year, the Board remains comfortable with consensus expectations.

Consolidated Income Statement
52 Weeks Ended 26 December 2006

	Notes	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Amounts wagered	2	13,235.9	10,746.1
Revenue	2	894.2	805.3
Cost of sales		(160.3)	(174.1)
Gross profit	2	733.9	631.2
Other operating income		6.3	5.9
Other operating expenses		(451.6)	(394.7)
Exceptional operating expenses	3	-	(26.9)
Share of results of associate		3.6	2.6
Operating profit	2	292.2	218.1
Investment income	4	13.0	11.1
Finance costs	3,5	(69.8)	(54.6)
Profit before tax	2	235.4	174.6
Tax	3,6	(68.6)	(61.5)
Profit for the period		166.8	113.1
Earnings per share (pence)			
Basic	8	45.5	29.0
Diluted	8	44.9	28.6

Consolidated Statement of Recognised Income and Expense
for the 52 weeks ended 26 December 2006

	Notes	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Gain/(loss) on cash flow hedges		14.3	(0.5)
Actuarial gain/(loss) on defined benefit pension scheme		16.7	(1.6)
Tax on items taken directly to equity		(9.5)	0.2
Change in associate net assets due to share repurchase		(1.7)	-
Net income recognised directly in equity		19.8	(1.9)
Transferred to income statement on cash flow hedges		0.7	1.4
Profit for the period		166.8	113.1
Total recognised income and expense for the period		187.3	112.6

Consolidated Balance Sheet
as at 26 December 2006

	Notes	26 December 2006 £m	27 December 2005 £m
Non-current assets			
Intangible assets		1,342.7	1,332.7
Property, plant and equipment		207.0	174.5
Interest in associate		5.3	3.4
Deferred tax asset		8.5	17.5
		1,563.5	1,528.1
Current assets			
Inventories		0.5	0.4
Trade and other receivables		30.4	20.4
Cash and cash equivalents		98.7	76.6
Derivative financial instruments		14.4	-
		144.0	97.4
Total assets	2	1,707.5	1,625.5
Current liabilities			
Trade and other payables		(108.6)	(79.5)
Current tax liabilities		(66.3)	(56.7)
Borrowings		(0.9)	-
Derivative financial instruments		(5.6)	(7.5)
		(181.4)	(143.7)
Non-current liabilities			
Borrowings		(1,141.2)	(1,016.1)
Retirement benefit obligations		(25.1)	(49.3)
Long term provisions		-	(7.5)
Deferred tax liabilities		(169.3)	(160.3)
		(1,335.6)	(1,233.2)
Total liabilities	2	(1,517.0)	(1,376.9)
Net assets		190.5	248.6
Equity			
Called-up share capital	9	36.2	39.1
Share premium account	9	311.3	311.3
Capital redemption reserve	9	6.0	3.1
Merger reserve	9	(26.1)	(26.1)
Own shares held	9	(46.9)	(57.5)
Hedging reserve	9	9.4	(1.1)
Retained earnings	9	(99.4)	(20.2)
Total equity	9	190.5	248.6

Consolidated Cash Flow Statement
52 weeks ended 26 December 2006

	Notes	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Net cash from operating activities	10	204.6	156.6

Investing activities			
Dividend from associate		-	2.1
Interest received		2.9	2.6
Proceeds on disposal of property, plant and equipment		5.9	0.7
Purchases of property, plant and equipment		(55.2)	(52.0)
Purchases of betting licences		(1.9)	(1.9)
Expenditure on computer software		(10.8)	(2.5)
Acquisition of subsidiary		-	(498.6)
Disposal of LBOs net of costs		-	34.4
Net cash used in investing activities		(59.1)	(515.2)
Financing activities			
Purchase of own shares		(178.4)	(76.8)
SAYE share option redemptions		1.0	2.7
Dividends paid	7	(70.9)	(66.6)
Repayments of borrowings		(125.0)	(500.0)
New bank loans raised		250.0	1,020.0
New facility debt issue costs		(2.2)	(4.6)
New finance leases		2.1	-
Net cash (used in)/from financing activities		(123.4)	374.7
Net increase in cash and cash equivalents in the period		22.1	16.1
Cash and cash equivalents at start of period		76.6	60.5
Cash and cash equivalents at end of period		98.7	76.6

Notes to the Group Financial Statement

1. Basis of accounting

General information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out below.

The Group has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). A European Union (EU) Regulation issued in 2002 now requires the Group to report its results for the period ending 26 December 2006 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission. The date of adoption and transition for the Group was the 29 December 2004 being the start of the period of comparative information.

At the date of authorisation of these Group financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but are not yet effective:

IFRS 7 Financial instruments: disclosures;

IFRS 8 Operating segments;

IFRIC 7 Applying the restatement approach under IAS 29;

IFRIC 8 Scope of IFRS 2;

IFRIC 9 Reassessment of embedded derivatives;

IFRIC 10 Interim financial reporting and impairment;

IFRIC 11 IFRS 2: group and treasury share transactions; and

IFRIC 12 Service concession arrangements.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

The financial statements for the 52 weeks ended 26 December 2006, which have been approved by a committee of the Board of directors on 4 March 2007, have been prepared on the basis of the accounting policies set out in pages 5 to 11 of the Group's pro-forma IFRS accounts for the 52 weeks ended 27 December 2005, which can be found on the Group's website www.williamhillplc.co.uk. This preliminary report should therefore be read in conjunction with the 2005 pro-forma information.

The financial statements set out in this preliminary announcement does not constitute the Company's statutory accounts for the 52 week period ended 26 December 2006 or the 52 week period ended 27 December 2005, but is derived from those accounts. Statutory accounts for the 52 week period ended 27 December 2005 have been delivered to the Registrar of Companies and those for the 52 week period ended 26 December 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in April 2007.

Basis of accounting under IFRS

The Group financial statements have been prepared in accordance with IFRS. The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

First-time adoption of International Financial Reporting Standards

The financial statements have been prepared in accordance with IFRS for the first time. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 11.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. Under IFRS 1 the Group is required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003. As a result, in the opening balance sheet, goodwill arising from past

business combinations amounting to £733.3m remains as stated under UK GAAP at 30 December 2003.

Employee benefits

The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 29 December 2004. The Group has recognised actuarial gains and losses in full in the period in which they occur in the Statement of Recognised Income and Expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments

The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share based payment transactions granted after 7 November 2002 that were unvested as of 1 January 2005.

Financial instruments

The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

General

The Group financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 26 December 2006. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

2. Segment information

For management purposes, the Group is currently organised into three operating divisions - Retail, Telephone and Interactive. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 52 weeks ended 26 December 2006:

	Retail	Telephone	Interactive	Other	Corporate	Group
	£m	£m	£m	£m	£m	£m

Amounts wagered	11,486.0	659.9	1,060.3	29.7	-	13,235.9
Payout	(10,787.1)	(602.4)	(929.8)	(22.4)	-	(12,341.7)
Revenue	698.9	57.5	130.5	7.3	-	894.2
GPT, duty, levies and other cost of sales	(120.5)	(12.9)	(26.0)	(0.9)	-	(160.3)
Gross profit	578.4	44.6	104.5	6.4	-	733.9
Depreciation	(23.5)	(0.7)	(2.2)	(0.2)	(0.5)	(27.1)
Other administrative expenses	(329.0)	(27.2)	(40.8)	(6.8)	(14.4)	(418.2)
Share of result of associate	-	-	-	-	3.6	3.6
Operating profit/(loss)	225.9	16.7	61.5	(0.6)	(11.3)	292.2
Investment income	-	-	-	-	13.0	13.0
Finance costs	-	-	-	-	(69.8)	(69.8)
Profit/(loss) before tax	225.9	16.7	61.5	(0.6)	(68.1)	235.4
Balance sheet information						
Total assets	1,360.9	95.8	127.1	18.9	104.8	1,707.5
Total liabilities	(54.7)	(4.4)	(26.6)	(0.5)	(1,430.8)	(1,517.0)
Investment in associate	-	-	-	-	5.3	5.3
Capital additions	52.5	9.1	9.1	-	1.0	71.7

Business segment information for the 52 weeks ended 27 December 2005:

	Retail	Telephone	Interactive	Other	Corporate	Group
	£m	£m	£m	£m	£m	£m

Amounts wagered	9,285.5	605.8	826.0	28.8	-	10,746.1
Payout	(8,664.5)	(552.4)	(702.7)	(21.2)	-	(9,940.8)
Revenue	621.0	53.4	123.3	7.6	-	805.3
GPT, duty, levies and other cost of sales	(136.3)	(13.8)	(23.0)	(1.0)	-	(174.1)
Gross profit	484.7	39.6	100.3	6.6	-	631.2
Depreciation	(17.4)	(1.3)	(1.8)	(0.4)	(0.7)	(21.6)
Other administrative expenses	(285.7)	(25.3)	(37.3)	(6.3)	(12.6)	(367.2)
Share of result of associate	-	-	-	-	2.6	2.6
Exceptional items	(23.9) a	-	-	-	(3.0)	(26.9)
Operating profit/(loss)	157.7	13.0	61.2	(0.1)	(13.7)	218.1
Investment income	-	-	-	-	11.1	11.1
Finance costs	-	-	-	-	(54.6)	(54.6)
Profit/(loss) before tax	157.7	13.0	61.2	(0.1)	(57.2)	174.6
Balance sheet information						
Total assets	1,316.9	87.0	120.3	14.8	86.5	1,625.5
Total liabilities	(208.5)	(4.8)	(20.4)	(0.5)	(1,142.7)	(1,376.9)
Investment in associate	-	-	-	-	3.4	3.4
Capital additions	46.6	2.1	3.6	-	1.0	53.3

a Included in £23.9m of exceptional items relating to the Retail channel are asset impairments of £5.4m in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group.

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis. Included within total assets by segment are £681.0m, £80.4m, £97.2m and £7.1m (27 December 2005 - £681.0m, £80.4m, £97.2m and £7.1m), which relates to goodwill allocated to the Retail, Telephone, Interactive and Stadia operations respectively.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the readers' attention.

Exceptional operating costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Costs of implementation of EPOS and text systems 1	-	7.4
Costs of integration of Stanley Retail acquisition 2	-	19.0
Costs of aborted return of capital scheme 3	-	3.0
Profit on sale of LBOs disposed 4	-	(2.5)
	-	26.9

1 Costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

2 Costs arose from the due diligence on and the integration of Stanley Retail and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

3 Costs represent professional fees incurred in respect of an aborted plan to return capital.

4 Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

Exceptional interest costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Write off of previously capitalised bank facility fee	-	2.3
Breakage fee	-	0.1
	-	2.4

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.3m associated with the old facility were written off in the period ended 27 December 2005.

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Capital gain on disposal of 76 LBOs 1	-	7.1
Tax relief expected in respect of exceptional operating and interest costs	-	(6.5)
	-	0.6

1 Due to the accounting rules governing the subsequent disposal of acquired operations, the income statement bears the full tax charge relating to the capital gain on the disposal of 76 LBOs, while the gain on disposal is only recognised in the income statement in respect of the sale of the 12 William Hill shops. The net proceeds of the remaining 64 Stanley Retail LBOs have been used to determine fair values and hence have been reflected through adjusted intangibles recognised.

4. Investment income

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest on bank deposits	2.9	2.5
Expected return on pension scheme assets	10.1	8.6
	13.0	11.1

5. Finance costs

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest payable and similar charges:		
Bank loans and overdrafts	57.8	41.5
Amortisation of finance costs	1.3	1.0
	59.1	42.5
Exceptional interest costs (note 3)	-	2.4
Net interest payable	59.1	44.9
Interest on pension scheme liabilities	10.7	9.7
	69.8	54.6

6. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m

UK corporation tax at 30%	66.5	51.4
UK corporation tax - prior periods	(6.4)	-
Overseas tax	-	0.5
Total current tax charge	60.1	51.9
Deferred tax - origination and reversal of timing differences	8.5	9.6
Total tax on profit on ordinary activities	68.6	61.5

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate income is 29.6% (52 weeks ended 27 December 2005 - 29.5%). There were no exceptional items in the period and therefore the effective tax rate in respect of ordinary activities after exceptional items was 29.6% (52 weeks ended 27 December 2005 - 35.7%). The current period's charge is lower than the statutory rate of 30% due to adjustments in relation to prior periods. The prior period rate after exceptional items was higher than the statutory rate of 30% due to:

* Chargeable gains arising on the sale of the Stanley Retail LBOs being treated as part of the tax charge whereas for accounting purposes the gains are dealt with in arriving at goodwill; and

* The Group incurred a number of expenses on which it did not get tax relief.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 26 December 2006 %	52 weeks ended 27 December 2005 £m	52 weeks ended 27 December 2005 %
Profit before tax	235.4		174.6	
Less: share of associate income	(3.6)		(2.6)	
	231.8	100.0	172.0	100.0
Tax on Group profit at standard UK corporation tax rate of 30%	69.5	30.0	51.6	30.0
Adjustment in respect of prior periods	(3.0)	(1.3)	-	-
Permanent differences	2.1	0.9	3.5	2.0
Tax on profits credited against goodwill	-	-	6.4	3.7
Total tax charge	68.6	29.6	61.5	35.7

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

7. Dividends proposed and paid

	26 December 2006 Per share	27 December 2005 Per share	26 December 2006 £m	27 December 2005 £m
Equity shares:				
- current year interim dividend paid	7.25p	6.1p	25.6	23.5
- prior year final dividend paid	12.2p	11.0p	45.3	43.1
	19.45p	17.1p	70.9	66.6

Proposed dividend	14.5p	12.2p	51.2	46.1

The proposed final dividend of 14.5p will, subject to shareholder approval, be paid on 5 June 2007 to all shareholders on the register on 27 April 2007. In line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 26 December 2006, the trust held 0.4m ordinary shares. In addition, the Company does not pay dividends on the 8.7m shares held in treasury. The Company estimates that 352.9m shares will qualify for the final dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	52 weeks ended 26 December 2006 Pence	52 weeks ended 27 December 2005 Pence
Basic - adjusted	45.5	36.6
Basic	45.5	29.0
Diluted	44.9	28.6

An adjusted earnings per share, based on profit for the prior period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Profit after tax for the financial period	166.8	113.1
Exceptional items - operating expenses	-	26.9
Exceptional items - interest	-	2.4
Exceptional items - tax charge	-	0.6
Profit after tax for the financial period before exceptional items	166.8	143.0
	Number (m)	Number (m)
Weighted average number of ordinary shares for the purposes of basic earnings per share	366.7	390.5
Effect of dilutive potential ordinary shares: Employee share awards and options	4.7	5.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share	371.4	396.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as

such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 10.4m in the 52 weeks ended 26 December 2006 (52

weeks ended 27 December 2005 - 12.7m).

9. Reserves

	Called-up share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Hedging reserve £m	Retained earnings £m	Total £m
At 29 December 2004	40.5	311.3	1.7	(26.1)	(59.3)	(1.7)	9.9	276.3
Profit for the financial period	-	-	-	-	-	-	113.1	113.1
Dividends paid (note 7)							(66.6)	(66.6)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	0.6	(1.1)	(0.5)
Expense recognised in respect of share remuneration	-	-	-	-	-	-	2.2	2.2
Shares purchased and cancelled	(1.4)	-	1.4	-	-	-	(78.3)	(78.3)
Transfer of own shares to recipients	-	-	-	-	1.8	-	0.6	2.4
At 27 December 2005	39.1	311.3	3.1	(26.1)	(57.5)	(1.1)	(20.2)	248.6
Profit for the financial period	-	-	-	-	-	-	166.8	166.8
Dividends paid (note 7)	-	-	-	-	-	-	(70.9)	(70.9)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	9.8	10.0	19.8
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.0	3.0
Shares purchased and cancelled	(2.9)	-	2.9	-	-	-	(178.4)	(178.4)
Transfer to income	-	-	-	-	-	0.7	-	0.7
Transfer of own shares to recipients	-	-	-	-	10.6			

- (9.7) 0.9

At 26 December 2006	36.2	311.3	6.0	(26.1)	(46.9)	9.4	(99.4)	190.5

The shares were cancelled during the period as part of the Company's share buy back programme.

Own shares held at 26 December 2006 amounting to £46.9m comprise 8.7m shares (nominal value - £0.9m) held in treasury purchased for £46.4m and 0.4m shares (nominal value - £0.04m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.5m. The shares held in treasury were purchased at a weighted average price of £5.32. At 26 December 2006 the total market value of own shares held in treasury and in the Trust was £58.0m.

10. Notes to the cash flow statement

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Operating profit	292.2	218.1
Adjustments for:		
Share of result of associate	(3.6)	(2.6)
Depreciation of property, plant and equipment	27.1	24.3
Depreciation of computer software	2.7	2.7
Gain on disposal of property, plant and equipment	(0.5)	(0.2)
Gain on disposal of LBOs	(4.0)	(2.5)
Cost charged in respect of share remuneration	3.0	2.2
Defined benefit pension cost less cash contributions	(8.1)	(8.7)
Movement in provisions	(7.5)	7.2
Operating cash flows before movements in working capital:	301.3	240.5
Increase in inventories	(0.1)	-
Increase in receivables	(11.0)	(1.6)
Increase in payables	23.7	3.1
Cash generated by operations	313.9	242.0
Income taxes paid	(53.9)	(49.4)
Interest paid	(55.4)	(36.0)
Net cash from operating activities	204.6	156.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

This is the first period that the Group has presented its financial information under IFRS. The following disclosures are required in the year of transition under the provisions of IFRS 1 and show the effects of the transition to IFRS on the Group's reported performance and financial position for the comparative periods and on the date of transition.

The last financial statements prepared under UK GAAP were for the 52 weeks ended 27 December 2005 and the date of transition to IFRS is therefore 29 December 2004.

Reconciliation of equity at 29 December 2004:

Effects of

	Notes	UK GAAP £m	transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	-	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9	-	2.9
Deferred tax assets	b,c,d,g	5.9	18.7	24.6
Total non-current assets		864.0	19.7	883.7
Inventories		0.3	-	0.3
Trade and other receivables		15.4	-	15.4
Cash and cash equivalents		60.5	-	60.5
Total current assets		76.2	-	76.2
Total assets		940.2	19.7	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	-	(46.9)
Bank overdraft and loans		(49.8)	-	(49.8)
Bank loans due after more than one year		(447.7)	-	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h,i	-	(16.1)	(16.1)
Total liabilities		(689.8)	6.2	(683.6)
Net assets		250.4	25.9	276.3
Equity				
Called-up share capital		40.5	-	40.5
Share premium account		311.3	-	311.3
Capital redemption reserve		1.7	-	1.7
Merger reserve		(26.1)	-	(26.1)
Own shares		(59.3)	-	(59.3)
Hedging and other reserves	d	-	(1.7)	(1.7)
Retained earnings	e,f,g,i	(17.7)	27.6	9.9
Total equity		250.4	25.9	276.3

Reconciliation ...truncated

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 March 2007 15:58
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6178S
William Hill PLC
08 March 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Baillie Gifford & co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

7 March 2007

11. Date company informed

8 March 2007

12. Total holding following this notification

14,934,653

13. Total percentage holding of issued class following this notification

4.34%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

8 March 2007

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 March 2007 15:32
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:1409T
William Hill PLC
16 March 2007

16 March 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 16 March 2007, 293 Ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 393 pence and 457 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,910,117 ordinary shares in issue, in addition 8,721,136 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

END.
STRILFLEVTIRLID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 March 2007 09:53
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3868T
William Hill PLC
21 March 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Massachusetts Financial Services Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

13 March 2007

11. Date company informed

21 March 2007

12. Total holding following this notification

33,397,765

13. Total percentage holding of issued class following this notification

9.46%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

21 March 2007

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 March 2007 15:34
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:5420T
William Hill PLC
22 March 2007

22 March 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 21 March 2007, 64,484 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,974,601 ordinary shares in issue, in addition 8,656,652 ordinary shares are held in treasury.

Enquiries:
Sarah Anderson Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFVEVIIFFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 March 2007 16:23
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6389T
William Hill PLC
23 March 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

FMR Corp

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not known

11. Date company informed

23 March 2007

12. Total holding following this notification

646,100

13. Total percentage holding of issued class following this notification

0.18%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

23 March 2007

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 March 2007 16:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6385T
William Hill PLC
23 March 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Fidelity International Limited (FIL)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not known

11. Date company informed

23 March 2007

12. Total holding following this notification

12,418,120

13. Total percentage holding of issued class following this notification

3.51%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

23 March 2007

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 March 2007 15:19
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:9099T
William Hill PLC
28 March 2007

28 March 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 March 2007, 23,865 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,998,466 ordinary shares in issue, in addition 8,632,787 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 March 2007 09:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Proposed reduction of capital

RNS Number:0602U
William Hill PLC
30 March 2007

William Hill PLC

Proposed reduction of capital

William Hill PLC (the Company) announces that it proposes to reduce its share capital by way of a cancellation of approximately £311.3 million of the Company's share premium account and the transfer of such amount to the Company's distributable reserves.

The Board believes that the proposed reduction of capital will provide the Company with the flexibility to maintain an efficient capital structure, including where necessary, through a combination of dividends and share buy-backs.

Subject to the receipt of the necessary consents from its creditors, the Company intends to seek the approval of its shareholders for the proposed reduction of capital at its forthcoming Annual General Meeting, the documents for which will be posted shortly. The reduction of capital would be conditional on the approval of the Company's shareholders by special resolution and on confirmation by the High Court.

Enquiries:

Simon Lane Group Finance Director 0208 918 3910

Date: 30 March 2007

END

END
STRKBLBXDXBFBBV

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 March 2007 12:28
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:0919U
William Hill PLC
30 March 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 30 March 2007 William Hill PLC had 352,998,466 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 8,632,787 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson Deputy Company Secretary 020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRFBLFXDXBEBBD

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

END